UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the three months ended March 31, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2008

Highlights

•	SQM reported net income for the first quarter of 2008 of US$64.8 million, an increase of 50.8% over the first quarter of 2007.

•	Earnings per ADR totaled US$0.25 for the quarter, compared to US$0.16 per ADR (1) for the first quarter of 2007.

•	Prices for SQM’s specialty plant nutrients significantly increased with respect to the first quarter of 2007, on the back of strong world potassium prices.

Santiago, Chile, April 29, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM;
Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2008 of US$64.8 million (US$0.25 per ADR), a 50.8% increase over the US$43.0 million (US$0.16 per ADR (1)) reported for the same period of 2007. Operating income for the quarter grew 46.6% to US$86.2 million (26.4% of revenues), as compared to the first quarter 2007 figure of US$58.8 million (24.8% of revenues). Revenues for the period totaled US$326.3 million, representing growth of 37.6% over the US$237.1 million reported in 2007.

“The significant growth in revenues and net income that we have reported for the first quarter has been driven by the favorable pricing scenario in world fertilizer markets,” stated Patricio Contesse, the Company’s Chief Executive Officer. He continued, “If the pricing trend observed so far this year continues through the end of 2008, we are going to see our Specialty Plant Nutrition and potash businesses substantially increase their contribution to gross margin.”

Mr. Contesse went on to say, “The positive pricing environment in the fertilizer businesses has more than offset the pressures we face on the cost side. Energy and raw materials prices, as well as the appreciation of the Chilean peso with respect to the U.S. dollar, are the factors that have had the largest impact on our operating costs.”

Segment Analysis

Specialty Plant Nutrition

First quarter 2008 revenues from sales of specialty plant nutrients totaled US$170.5 million, an increase of 66.0% with respect to the US$102.8 million reported for the first quarter of 2007.

During the first quarter, global prices of potassium-based fertilizers experienced considerable increases. Given that SQM produces potassium chloride to be sold to third parties or used as an input in its production of potassium-based specialty plant nutrients - such as potassium nitrate, sodium potassium nitrate and other blends - the price increases taking place on a global level are having a direct positive impact on the Company’s revenues and margins. SQM also benefits in this business line from the sales of potassium sulfate, the prices of which have rallied in line with the increase in potash.

Sales volumes of specialty plant nutrients increased in the first quarter of 2008 with respect to the first quarter of 2007. This increase was partly explained by higher sales of potassium nitrate and sodium potassium nitrate to Brazil; in 2007 these sales were made during the second and third quarters, affecting the year-over-year comparison. We also recorded higher sales of potassium nitrate in Spain and Mexico, and there was an additional effect on volumes due to the timing of shipments that were delayed during the fourth quarter of 2007. However, the bulk of the revenue increase was the result of extremely favorable pricing conditions. The rising prices we saw in the latter half of 2007 gained further momentum during the first three months of 2008, and all signs indicate that this trend will continue for the rest of the year. We believe volumes for the full year could be lower than in 2007, mainly due to production capacity constraints, but the pricing trend should more than offset the volume effect.

The effect of higher prices has been further intensified by tight global supply conditions. As a result, SQM has been able to strengthen its commercial strategy of selling to the markets that yield the highest returns on our specialty plant nutrients.

Following the previous year’s trend, production costs continued to increase during the first three months of 2008.

Specialty Plant Nutrition gross margin (2) for the first quarter of 2008 accounted for approximately 46% of SQM’s consolidated gross margin.

Iodine and Iodine Derivatives

The Company reported Iodine and Iodine Derivatives revenues for the first quarter of 2008 of US$60.1 million, a 15.8% increase with respect to the US$51.9 million reported for the same period of 2007.

The year-over-year increase in quarterly revenues was explained primarily by additional iodine sales volumes. The growth in volumes during the period was largely the result of higher sales to Europe and North America, due to growing demand for iodine to be used in iodine derivatives. We also recorded higher sales to China during the quarter. For the full year, we expect sales volumes in this segment to be higher in 2008 than they were in 2007.

Prices remained relatively stable during the quarter as compared to the fourth quarter of 2007, increasing slightly as compared to the first quarter of 2007.

Following the previous year’s trend, production costs continued to increase during the first three months of 2008.

Gross margin for the Iodine and Iodine Derivatives segment accounted for approximately 16% of SQM’s consolidated gross margin in the first quarter of 2008.

Lithium and Lithium Derivatives

Revenues for the Lithium and Lithium Derivatives segment totaled US$40.1 million during the first quarter of 2008, a decrease of 10.1% with respect to the first quarter 2007 figure of US$44.6 million.

The year-over-year decrease in quarterly revenues was primarily the result of lower sales volumes, reflecting the growing presence of Chinese producers. We maintain our original outlook for full-year 2008 and expect sales volumes to be slightly lower than in 2007.

Average lithium prices were higher during the first quarter of 2008 than they were during the same period of 2007, although prices have decreased slightly with respect to year-end 2007. During 2007, tight supply conditions put upward pressure on pricing; now that new producers have entered the market, the relationship between supply and demand in this market is more balanced.

While the growing worldwide lithium supply may continue to have an effect on our sales volumes in the short and medium terms, future demand in this market continues to look promising. In the short term, rechargeable batteries continue to experience two-digit growth, and this is mostly benefiting the traditional lithium producers, including SQM, as customers require a quality that not everyone in the industry can provide. In the medium term, we expect demand in this market to grow even further, as several large automakers have formally announced plans to produce hybrid cars powered by rechargeable lithium-ion batteries.

Following the previous year’s trend, production costs continued to increase during the first three months of 2008.

Gross margin for the Lithium and Lithium Derivatives segment accounted for approximately 22% of SQM’s consolidated gross margin in the first quarter of 2008.

Industrial Chemicals

First quarter 2008 Industrial Chemicals revenues reached US$24.0 million, 22.9% higher than the US$19.6 million recorded for the same period of the previous year.

The increase in revenues for the quarter was largely driven by prices, as volumes only grew marginally with respect to the first quarter of 2007, whereas average prices for this segment increased significantly. These price increases are generally related to the pricing trend prevailing in the Specialty Plant Nutrition segment, as industrial-grade nitrates only differ from nitrates used in plant nutrients in the degree of purity of the product. Going forward we should expect this trend to continue, with industrial nitrates prices tracking the evolution of agricultural-grade nitrates.

During the period we recorded higher sales volumes of industrial-grade sodium nitrate to Spain, where this product is used as a medium for heat storage in a solar energy project. This effect was slightly offset by lower sales in other markets, as the relatively tight supply conditions affecting our nitrates have given us the flexibility to sell to higher-yield markets. Industrial-grade potassium nitrate sales volumes remained relatively stable with respect to the first quarter of 2007.

Following the previous year’s trend, production costs continued to increase during the first three months of 2008.

Gross margin for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross margin in the first quarter of 2008.

Other Products

Potassium Chloride

First-quarter 2008 potassium chloride revenues totaled US$15.5 million, a 90.8% increase with respect to the same period of 2007, when revenues amounted to US$8.1 million.

Prices for potassium chloride sold to third parties rose significantly with respect to the first three months of 2007, reflecting the global trend in potassium prices. Volumes remained relatively stable during the quarter, but we expect to record higher total sales volumes in 2008 than we did in 2007.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers increased to US$16.0 million for the first quarter of 2008, from US$10.3 million for the same period of 2007. The increase in revenues reflected higher fertilizer prices, as sales volumes of other commodity fertilizers decreased with respect to the previous year.

Gross margin for the Other Products segment accounted for approximately 12% of SQM’s consolidated gross margin in the first quarter of 2008.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$18.0 million (5.5% of revenues) for the first quarter of 2008, compared to the US$14.2 million (6.0% of revenues) recorded during the same period of 2007.

Non-operating Income

The Company recorded a non-operating loss of US$3.6 million for the first quarter of 2008, which is lower than the US$4.7 million loss recorded for the first quarter of 2007.

Net financial expenses (3) totaled US$(2.5) million during the first quarter of 2008, which was similar to the US$(2.8) million recorded for the first quarter of 2007.

Notes:

(1)	Effective March 31, 2008, the Company modified its ratio of underlying series B shares to ADRs, from 10:1 to 1:1. Historical per ADR information has been adjusted for comparison purposes.

(2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common production processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3)	Net financial expenses correspond to total financial expenses net of financial income.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact: Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
                                                         Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
	For the 3-month period
(US$ Millions)	ended March 31
	2008	2007

Revenues	326.3	237.1

Specialty Fertilizers	170.5	102.8
Potassium Nitrate and Blended Fertilizers(1)	151.8	89.5
Potassium Sulfate	18.8	13.3
Industrial Chemicals	24.0	19.6
Industrial Nitrates	23.2	18.1
Boric Acid	0.8	1.4
Iodine and Iodine Derivatives	60.1	51.9
Lithium and Lithium Derivatives	40.1	44.6
Other Income	31.5	18.4
Potassium Chloride (Potash)	15.5	8.1
Others	16.0	10.3

Cost of Goods Sold	(196.9)	(141.4)
Depreciation	(25.2)	(22.7)

Gross Margin	104.2	73.0

Selling and Administrative Expenses	(18.0)	(14.2)

Operating Income	86.2	58.8

Non-Operating Income	(3.6)	(4.7)
Financial Income	3.0	2.6
Financial Expenses	(5.5)	(5.4)
Others	(1.1)	(1.9)

Income Before Taxes	82.6	54.1
Income Tax	(13.3)	(10.6)
Other Items	(4.6)	(0.6)

Net Income	64.8	43.0
Net Income per ADR (US$)	0.25	0.16

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

(US$ Millions)	As of March 31
	2008	2007

Current Assets	1,058.6	858.2
Cash and cash equivalents (1)	166.4	168.2
Accounts receivable (2)	348.2	242.2
Inventories	442.2	384.0
Others	101.8	63.8

Fixed Assets	1,006.5	932.6

Other Assets	99.9	105.4
Investments in related companies (3)	58.4	52.8
Others	41.5	52.6

Total Assets	2,165.0	1,896.2

Current Liabilities	280.6	180.6
Short-term interest-bearing debt	16.4	43.7
Others	264.2	136.9

Long-Term Liabilities	585.4	548.3
Long-term interest-bearing debt	502.3	479.7
Others	83.1	68.6

Minority Interest	51.0	39.0

Shareholders' Equity	1,248.0	1,128.3

Total Liabilities and Shareholders’ Equity	2,165.0	1,896.2

Current Ratio (4)	3.8	4.8
Net Debt / Total Capitalization (5)	21.3%	23.3%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 29, 2008